March 31, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Tracie Mariner

Re:	CytoMed Therapeutics Limited (the “Company”)
Registration Statement on Form F-1
File No. 333-268456

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), The Benchmark Company, LLC, as representative of the several underwriters, hereby joins the Company in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above referenced registration statement to become effective on Friday, March 31, 2023, at 5:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Securities and Exchange Commission, p. 2

March 31, 2023

Very truly yours,

The Benchmark Company, LLC

By:	/s/ John J. Borer III
Name:	John J. Borer III
Title:	Senior Managing Director

cc:	CHOO Chee Kong, CytoMed Therapeutics Limited
Richard A. Friedman, Sheppard, Mullin, Richter & Hampton LLP
Richard I Anslow, Ellenoff Grossman & Schole LLP

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